Exhibit 21.1

SUBSIDIARIES OF PIZZA INN HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Organization

Pizza Inn, Inc.* (d/b/a Pizza Inn)	Missouri

Pie Five Pizza Company, Inc.* (d/b/a Pie Five Pizza Company)	Texas

Pie Five Restaurants, Inc.*	Texas

PIBC Holding, Inc.*	Texas

Pizza Inn Beverage Corp.*	Texas

Pie Five Beverage Corp.*	Texas

*   Does business under its corporate name as well as any referenced assumed name.